Exhibit 4.6
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Washington Gas has the authority to issue 81,500,000 shares of capital stock, divided into 80,000,000 shares of Common Stock, par value $1.00, and 1,500,000 shares of Serial Preferred Stock, without par value.
Our Common Stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF COMMON STOCK

The following is a summary of, and is qualified by reference to, the provisions of the Company's Charter, as amended, relating to its Common Stock, $1.00 par value.

In addition to the amount outstanding, the Company is authorized by its regulatory commissions to: (1) issue up to 3,500,000 shares of its Common Stock through one or more public offerings, (2) issue up to 1,152,615 shares of Common Stock under the Dividend Reinvestment and Common Stock Purchase Plan and other employee benefit plans, and (3) issue up to 3,000,000 additional shares of Common Stock to support the potential issuance of either debt securities or preferred stock shares which are convertible into shares of Common Stock. The presently outstanding shares of Common Stock of the Company are validly issued, fully paid and nonassessable.

Dividend Rights

Subject to the preferential rights of the holders of the Preferred Stock to receive full cumulative dividends, both past and current, and the restrictions set forth below, the holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor.

Voting, Liquidation and Other Rights

Common stockholders of record are, together with holders of record of shares of voting Preferred Stock, entitled to one vote for each share on matters voted upon by stockholders except that whenever dividends on Preferred Stock are in arrears in an aggregate amount equal to four full quarterly dividends on all outstanding shares of such stock, the holders of the Preferred Stock (whether voting or non-voting) have the right, as a class, until all dividends then in default have been paid, to elect the largest number of directors that does not exceed 25% of the Board of

Directors, but in no event less than two directors; and the holders of Common Stock will be entitled to elect the remaining directors.

Upon liquidation, the holders of Common Stock shall be entitled to share ratably in the distribution of the remaining assets available for distribution after satisfaction of the preferential liquidation requirements of, and accumulated unpaid dividends on, the Preferred Stock. The Common Stock and all series of Preferred Stock have no preemptive rights.

Transfer Agent and Registrar

The transfer agent and registrar for the Company's Common Stock is The Bank of New York. The Bank of New York extends credit to the Company, along with other banks, under revolving credit agreements. From time to time the Company has entered into contracts with The Bank of New York for the sale, on a recourse basis, of certain non-utility accounts receivable. The Bank of New York also serves as transfer agent and registrar for the Company's Preferred Stock.